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                            September 13, 2023

       Debra McCann
       Executive Vice President and Chief Financial Officer
       Unisys Corporation
       801 Lakeview Drive, Suite 100
       Blue Bell, Pennsylvania 19422

                                                        Re: Unisys Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 24,
2023
                                                            File No. 001-08729

       Dear Debra McCann:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 24, 2023

       Pay versus Performance, page 59

   1. Please ensure that the graphic under the heading "Description of Relationship Between
                                                        Company TSR and Peer
Group TSR" is correctly labeled to indicate the relevant fiscal years shown in the
graphic.
   2. We note that you have included Non-GAAP Operating Profit as your Company-Selected
                                                        Measure pursuant to
Regulation S-K Item 402(v)(2)(vi). Please include your Company-
                                                        Selected Measure in the
Tabular List provided pursuant to Regulation S-K Item 402(v)(6).
 Debra McCann
FirstName LastNameDebra McCann
Unisys Corporation
Comapany 13,
September NameUnisys
              2023     Corporation
September
Page 2    13, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 or Jennifer Zepralka at 202-551-2243 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program